UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-39005

SNDL INC.

(Registrant’s name)

#300, 919 - 11 Avenue SW

Calgary, AB T2R 1P3

Tel.: (403) 948-5227

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in SNDL Inc.’s registration statements on Form F-3 (File No. 333-253169 and File No. 333-253813) and Form S-8 (File No. 333-233156 and File No. 333-262233) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNDL INC.

Date: September 19, 2022	By:	/s/ Zachary George
	Name:	Zachary George
	Title:	Chief Executive Officer

EXHIBIT

Exhibit	Description of Exhibit

99.1	Consolidated financial statements of Alcanna Inc. for the years ended December 31, 2021 and 2020, including the report of PricewaterhouseCooper LLP thereon, dated September 19, 2022

99.2	Unaudited pro forma condensed consolidated financial information of SNDL Inc. for the year ended December 31, 2021, after giving effect to the acquisition of Alcanna Inc.

99.3	Consent of PricewaterhouseCooper LLP